

July 15, 2015

Via E-mail
Craig S. Allen
Chief Financial Officer
America First Multifamily Investors, L.P
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

      Re: America First Multifamily Investors, L.P
               Preliminary Consent Solicitation Statement on Schedule 14A
               Filed July 7, 2015
               File No. 000- 24843

Dear Mr. Allen:

We have limited our review of your consent solicitation statement to those issues we have addressed in our comments.

Please respond to these comments within ten business or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. Please revise the Consent Solicitation Statement and Consent Form to further separate the proposed amendments to the Limited Partnership Agreement in proposals 1A and 1B into separate consent proposals for each substantive matter for which consent is solicited. The limited partners and unitholders are entitled to a separate consent on all actions that are material or modify substantive rights. Please identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. *See* Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/Kathryn McHale

Kathryn McHale
Senior Staff Attorney